SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 9 March 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Bank of Ireland will hold a conference call on Thursday 10th March 2005 at 10.00am (Dublin time) to brief analysts and investors on the impact on the Group of IFRS financial reporting. John O'Donovan, Group Chief Financial Officer will host the call. Please find details below.

Conference Call Dial-In Details:

ROI: 1800 931 691
International: +44 (0) 1452 556 609

Copies of the slide presentation will be available on our website
(www.bankofireland.ie/investor) from 9.30am.

Replay facility

- 30 minutes after the call, a dial-in replay facility will be available by dialling the number below:
  +44 (0) 1452 55 00 00

- A recording of the briefing will be available later in the afternoon on our website: www.bankofireland.ie/investor

For further information, please contact:
Fiona Ross          ph: +353 1 604 3501
Investor Relations  ph: +353 1 604 3502



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 9 March 2005